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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on September 29, 2000 and is currently available on the CBOT's intranet sites, MemberNet and OnBoard.

September 29, 2000


Dear Fellow Member:

As the Exchange moves ahead on its path of restructuring, it is imperative that the momentum continues. We must incorporate the streamlined business governance model, which is necessary for the CBOT's survival and success.

The Board of Directors has approved the first step in this process as it relates to the annual elections. If approved by a membership vote, elections would not be held for the Second Vice Chairman position, for the Member Director and Nominating Committee positions whose terms expire at the end of this year, or for one Member Director position, which is vacant due to a resignation. (One non-member "public" Director position also would be eliminated). The size of the Board would be reduced from 25 regular voting members to sixteen.

The only election in December 2000 would be for the Chairman's position. This is a necessary and logical approach in the downsizing of the Board. Of course, this would not preclude anyone from running for election for the new streamlined Board as envisioned for the CBOT in "Step Two" of the restructuring initiative.

I believe this decision is in the best interests of the Exchange, and that we are on the right track. The Exchange is at its mid-point in the process of restructuring, and it is very important we do not regress. This is not the time for gamesmanship or self-serving interests.

It has been an honor and a privilege to serve as your Second Vice Chairman and to be a part of this historic restructuring process. I thank you for your help and support. As always, your opinions and comments are welcome.

I urge you to vote YES for the recommendation to amend our charter and bylaws to reduce the size of the Board.

Sincerely,


/s/Michael P. Ryan

Michael P. Ryan


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.